

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 20, 2011

<u>Via E-mail</u>
Robert L. Trinka
President and Chief Executive Officer
Physicians Healthcare Management Group, Incorporated
700 South Poinciana Boulevard - Suite 506
Miami, FL 33166

> **Re: Physicians Healthcare Management Group, Incorporated**
> **Amendment No. 1 to Registration Statement on Form 10-12G**
> **Filed September 23, 2011**
> **File No. 000-54481**

Dear Mr. Trinka:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing or by providing the requested information, as applicable. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. Please note that where we provide examples to illustrate what we mean by our comments, they are examples and not exhaustive lists. If our comments are applicable to a portion of the filing that we have not cited as an example, please make the appropriate changes in accordance with our comments.

2. We note that you have not designated smaller reporting company status on the cover page of your amended registration statement, but that did elect such status in your original Form 10 filing. In your next amendment, please designate whether you are a smaller reporting company.

3. Please file all of the exhibits listed in the exhibit table with your next amendment as we will need time to review those exhibits in order to complete our review of your

registration statement. We may have additional comments on these materials once they are filed.

Description of Business, page 1

4. Given your lack of assets, operations and employees, and the inherent costs of maintaining SEC reporting requirements, please discuss in your Description of Business section, and elsewhere in your registration statement as appropriate, your purpose in registering your common stock on Form 10. In this regard, we note your disclosure on page F-10 of the Notes to Consolidated Financial Statements that "[m]anagement plans to sell the Company once it becomes a fully reporting shell." Please also describe the process by which management will solicit offers for the company and describe any previous experience held by management in making such solicitations.

5. Please include the year that your company was established as a Nevada corporation.

6. Please revise your disclosure to highlight that you currently have no business plan or prospects for commercial operations.

7. We note your disclosure in your risk factor discussion on page 4 indicating that the "management team is analyzing business plans so that [the company] can commence operations." Please reconcile this statement with your disclosure on page F-10 that "[m]anagement plans to sell the Company once it becomes a fully reporting shell."

8. We note your disclosure here that, "the Company would probably constitutes a 'shell' corporation." However, on page 7 of your registration statement and elsewhere throughout your registration statement, you definitively state that your company is a shell corporation. Please revise your disclosure to confirm your status as a shell corporation.

9. We note your disclosure here that your, "common stock may be considered a penny stock." However, on page 3 of your registration statement you definitely state that your stock is a penny stock. Please remove the language that suggests this status is uncertain. In addition, please also include a discussion of the legal remedies that may be available to investors in penny stocks. Specifically, please disclose that investors in penny stocks may be entitled to cancel the purchase and receive a refund if a sale is in violation of the penny stock rules or other federal or states securities laws and disclose that if a penny stock is sold to the investor in a fraudulent manner, investors may be able to sue the persons and firms that committed the fraud for damages

Risk Factors, page 3

10. Each risk factor caption should concisely describe the risk to the company or its investors that results from the uncertainty or circumstances that you have identified. For example, the risk factors entitled "Going Concern," and "Operational Risk" fail to specify the risk

posed to the company or its investors. Please revise your risk factor headings
accordingly. Also, please consider using complete sentences as headings.

11. Please add a risk factor which address the risks and uncertainties involved in finding a
purchaser for the company once it becomes a fully reporting shell.

12. We note that each of your officers and directors also serves in a similar capacity for
Phyhealth. Please include a risk factor which discusses any conflicts of interest that may
arise as a result of the duties and obligations that offers and directors owe to both
companies. In this regard, please also discuss the amount of time each director and
officer is obligated to contribute to your business and how the company will seek to
resolve any conflict of interest for officers and directors.

13. Please add a risk factor which discusses any risks and uncertainties related to your
compliance with the current and periodic reporting requirements under the Securities and
Exchange Act of 1934. In this regard, please highlight management's limited experience
with managing a publicly traded company and discuss how the company will address the
significant legal and accounting expenses involved in meeting these reporting
requirements.

Going Concern, page 3

14. Please expand your risk factor disclosure here to highlight that you have received a going
concern opinion from your independent registered public accountant that raises
substantial doubt about the company's ability to continue as a going concern.

15. We note your disclosure on page 5 state that "[t]he foregoing list of risk factors does not
purport to be a complete explanation of the risks involved in this offering."   Please revise
your disclosure to remove this disclaimer. Your risk factor section should include a
complete discussion of all significant factors that make your offering speculative or risky.

Liquidity and Capital Resources, page 9

16. We note your disclosure of expected $50,000 cash inflow from your promissory note
with Phyhealth. Please provide a basis for your expected receipt of the funds under this
promissory note. In addition, please file a copy of the promissory note as an exhibit to
your registration statement.

17. Please provide an estimate as to how long you expect your current funds to allow you to
continue as a going concern.

Legal Proceedings, page 18

18. Please revise your disclosure to include the name of the court where the action filed by
MicroPipe is pending, and to estimate the cost to your company if the court were to

cancel the exchange agreement and allow MicroPipe to collect on the convertible debenture.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Michael Rosenthall at (202) 551-3383, Bryan Pitko at (202) 551-3203 or me at (202) 551-3715 with any questions.

Sincerely,

/s/ Bryan J. Pitko for

Jeffrey Riedler
Assistant Director

cc: Carl N. Duncan, Esq.